# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Envoy Medical, Inc., CIK 0001840877
CUSIP: 29415V109
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Date of event which requires filing of this statement: 02/12/2026
Filed by CIK 0001213971
Persons authorized to receive notices and communications: Brian A. Mayer, Esq., Taylor Corporation, 1725 Roe Crest Drive, North Mankato, Minnesota (MN), 56003, 507.386.3193

## Reporting persons
- Glen A. Taylor (CIK 0001213971): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 68,909,614; shared voting power 0; sole dispositive power 68,909,614; shared dispositive power 0; aggregate amount beneficially owned 68,909,614 (84.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Envoy Medical, Inc.
Address of issuer's principal executive offices: 4875 White Bear Parkway, White Bear Lake, Minnesota (MN), 55110
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed by Glen A. Taylor (the "Reporting Person") to amend and supplement certain Items of that the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on December 8, 2025 (the "Original Schedule 13D"). Information contained in the Original Schedule 13D, remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following as the last paragraph thereof:

On February 12, 2026, the Reporting Person purchased in the offering described in Envoy Medical, Inc.'s (the "Company") Prospectus dated February 11, 2026 (filed with the SEC on February 12, 2026), 18,750,000 shares of Class A Common Stock and Series A-1 Warrants to purchase 11,250,000 shares of Class A Common Stock (the "Series A-1 Warrants") and Series A-2 Warrants to purchase 18,750,000 shares of Class A Common Stock (the "Series A-2 Warrants" and collectively, with the Series A-1 Warrants, the "Common Warrants"). For each share of Class A Common Stock purchased, the Reporting Person received accompanying Common Warrants in the amount of six-tenths (0.6) of a Series A-1 Warrant and one Series A-2 Warrant. The combined offering price for each share of Class A Common Stock and accompanying Common Warrants was $0.40. The aggregate purchase price of the Class A Common Stock and accompanying Common Warrants purchased by the Reporting Person was $7,500,000 which was funded with personal funds.

The Common Warrants have an exercise price of $0.40 per share of Class A Common Stock and will be exercisable beginning on the effective date of stockholder approval of the issuance of the shares upon exercise of the Common Warrants ("Stockholder Approval Date"). The Series A-1 Warrants will expire on the earlier of the 24-month anniversary of the Stockholder Approval Date or 30 days following the occurrence of Milestone 1 (as defined in the Series A-1 Warrant). The Series A-2 Warrants will expire on the earlier of the 60-month anniversary of the Stockholder Approval Date or 30 days following the occurrence of Milestone 2 (as defined in the Series A-2 Warrant).

The Reporting Person purchased the Class A Common Stock and Common Warrants at the same purchase price per share and on the same terms as other investors in the offering.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 is hereby amended to read as follows:

The information set forth in the cover pages and Item 3 of this Schedule 13D are incorporated herein by reference.

As of February 12, 2025, the Reporting Person beneficially owns an aggregate of 68,909,614 shares of Class A Common Stock, which represents 84.8% of the Class A Common Stock based upon an aggregate of 76,881,110 shares of Class A Common Stock outstanding immediately following the Company's offering, as reported in the Company's Prospectus dated February 11, 2026, filed with the SEC on February 12, 2026. Although the Common Warrants are exercisable only after the Stockholder Approval Date such that the Reporting Person may not have a right to acquire the Class A Common Stock underlying the Common Warrants within 60 days, for the purposes of this Amendment, the shares of Class A Common Stock underlying the Common Warrants are treated as beneficially owned by the Reporting Person.

As of February 12, 2025, the Reporting Person holds an aggregate of 29,040,049 shares of Class A Common Stock, which represents 37.7% of the 76,881,110 shares of Class A Common Stock outstanding immediately following the Company's offering.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and sole dispositive power over all shares beneficially owned.
Transactions in the class effected during the past sixty days: Except as reported in this Amendment, the Reporting Person has not made any transactions in the Company's securities within the prior 60 days.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby is hereby amended by adding the following as the last paragraph thereof:

Information with respect to the Common Warrants purchased by the Reporting Person on February 12, 2026 is incorporated herein by reference to Item 3 and to the respective forms of the Series A-1 Warrant and Series A-2 Warrant incorporated by reference in Item 7 hereof.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby is hereby amended by adding the following exhibits:

Exhibit 2 Form of Series A-1 Warrant issued by Envoy Medical, Inc. on February 12, 2026 (incorporated by reference to Exhibit 4.10 to the Company's Registration Statement on Form S-1/A (SEC File No. 333-292260) filed on February 6, 2026).

Exhibit 3 Form of Series A-2 Warrant issued by Envoy Medical, Inc. on February 12, 2026 (incorporated by reference to Exhibit 4.11 to the Company's Registration Statement on Form S-1/A (SEC File No. 333-292260) filed on February 6, 2026).

## Signatures
- Glen A. Taylor: /s/ Glen Taylor, Glen A. Taylor (02/16/2026)